FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August, 2002

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant's Name into English)

3 Azrieli Center
The Triangle Building, 42nd floor
Tel, Aviv 67023
Israel

(Address of Principal Corporate Offices)

Attached hereto and incorporated by reference herein is the Registrant's (1) press release announcing completion of new investment of $5 million in A.M.T. Advanced Metal Technologies Ltd., (2) press release announcing Elron's second quarter results and (3) Condensed Interim Consolidated Financial Statements (Unaudited) as of June 30, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD
(Registrant)

By: ______________________
Richard H. Gilden for Ami Erel,
pursuant to power of attorney

Dated: August 15, 2002

ELRON ELECTRONIC INDUSTRIES LTD.

-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES COMPLETION OF NEW INVESTMENT OF $5 MILLION IN A.M.T. ADVANCED METAL TECHNOLOGIES LTD.

Tel Aviv, August 6, 2002 - Elron Electronic Industries Ltd. (NASDAQ:ELRN) has announced the completion of a new investment of $5million in A.M.T. Advanced Metal Technologies Ltd. ("AMT"), an Israeli private company as a result of which Elron will hold 29% of AMT. AMT operating through its group companies, develops, markets and licenses technologies for amorphous and nano-crystalline advance materials, as methods and a solution for a wide range of commercial applications. The amorphous materials exhibit magnetic, electrical, mechanical and chemical properties that enable the enhancement of existing products and applications, as well as the introduction of new products and solutions for various industrial and high-tech applications and markets.

The investment is part of an aggregate round of financing of approximately $10 million together with existing shareholders of AMT and its group companies. AMT operates through its group companies, in four main fields: heating, sensoring (authentication and anti-shop lifting), electronic shielding and electronic elements.

One of AMT's group companies, Advanced Heating Technology Ltd. ("AHT"), holds a global patent on using amorphous metals for heating products. AHT has developed a variety of innovative heating products for domestic, under-floor, agricultural and pipe heating markets. AHT's heating element enables the heating of very large surface areas at lower temperatures using less electricity and therefore at a lower cost and presents competitive advantages over other heating alternatives.

Advanced Coding Systems Ltd. ("ACS"), another AMT group company, develops, markets and sells products using amorphous material for brand protection against counterfeit and diversion and electronic article surveillance for anti-shoplifting. Pitkit Printing Enterprises Ltd., an Israeli public company, whose affiliated company, Pitkit Technologies Ltd is invested in ACS, has a strategic relationship with ACS.

"The investment in AMT is our first involvement in a new field of advanced materials" said Doron Birger, Elron's president. "We believe that our involvement, together with the AMT group companies' management, innovative products and proven technology will build a growing industry based on amorphous metal products"

Avihu Ben-Nun , the chairman of AMT added, "We welcome Elron to AMT. We are confident that the experience and professional approach of Elron will match the knowledge and motivation of the AMT team, for the benefit of all the partners. The proceeds of the investment will enable us to increase marketing and sales performance."

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, Medical devices and semiconductors. For further information, visit http://www.elron.com

Contact: Doron Birger - Elron Electronic Industries Ltd. - Tel. 972-3-6075555
doron@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

-FOR IMMEDIATE RELEASE-

ELRON ELECTRONIC INDUSTRIES SECOND QUARTER RESULTS

Tel Aviv, Israel, August 7, 2002 - Elron Electronic Industries Ltd. (NASDAQ:ELRN) today reported a net loss of $15.2 million, or $0.59 per share, for the second quarter of 2002 compared to a net loss of $11.1 million, or $0.52 per share, in the second quarter of 2001. The net loss in the first six months of 2002 amounted to $23.4 million, or $1.0 per share compared to a loss of $21 million or $0.99 per share in the first six months of 2001.

During the second quarter of 2002, Elron completed the merger with Elbit and the share purchase of DEP. As a result, Elron's consolidated financial statements for the second quarter include six additional consolidated companies and eight additional companies accounted for under the equity method of accounting. These transactions resulted in a significant increase in Elron's shareholders equity. In addition, Elron recorded a one time write down of certain holdings and restructuring costs.

Factors contributing to Elron's results in the second quarter of 2002 and operational highlights:

Elron's second quarter results were affected by the general market conditions which limited Elron's ability to complete successful exits and as a result, in the second quarter and the first six months of 2002, Elron had no meaningful gains from exits. In addition, Elron's second quarter results were affected by the completion of the merger with Elbit and the share purchase of DEP:

- The increase in Elron's share in the net losses of Elron's affiliated companies resulted mainly from the increase in Elron's indirect share in the losses of Elbit's and DEP's group companies as a result of the merger with Elbit and the share purchase of DEP as most of their group companies are early stage companies. Elbit's and DEP's affiliated companies negatively affected Elron's second quarter results by an additional amount of approximately $3 million net loss (over and above Elron's share in Elbit and DEP's net losses prior to the merger and the share purchase).

- During the second quarter of 2002, Elbit and DEP wrote down the value of certain holdings, which negatively affected Elron's second quarter results by approximately $ 2.5 million.

- Restructuring costs in the second quarter of 2002 amounted to $ 2 million of which approximately $0.5 million related to the merger with Elbit.

- The completion of the merger and the share purchase will enable Elron to achieve significant cost savings by combining Elron's and Elbit's headquarters, which Elron believes will result in annual savings of approximately $4 million.

- Following the merger with Elbit, Elron holds indirectly approximately 12.4% of Partner (Nasdaq: PTNR), Israel's second largest cellular operator. The market value of Elron's holding in Partner on June 30, 2002 amounted to $93 million. Partner reported improved second quarter results with revenues of $208 million and net income of $5.3 million.

Most of Elron's affiliated companies showed improvement in their operational results in the second quarter of 2002:

- Elron Software's revenues in the second quarter amounted to $ 2.4 million, 26% higher than its revenues in the first quarter. Operating losses in the second quarter of 2002 (excluding the effect of amortization of intangible assets, deferred compensation and restructuring charges) were reduced to $ 1.4 million from $ 2.2 million in the first quarter of 2002 and from $1.7 million in the second quarter of 2001.

- Elron Telesoft reported its second consecutive quarter of operating breakeven and positive EBITDA (excluding the effect of amortization of intangible assets and restructuring charges) as compared to an operating loss of $1.6 million in the second quarter of 2001.

- NetVision continued to improve its performance, reporting, in the second quarter of 2002, net income of $1.4 million as compared to a net loss of $ 2.7 million in the second quarter of 2001.

- Mediagate's net losses were reduced in the second quarter of 2002 to $0.8 million from $2.2 million in the second quarter of 2001 and a loss of $1.4 million in the first quarter of 2002. In August 2002, Elron increased its holding in Mediagate to 68%.

- Given Imaging (Nasdaq: GIVN) recorded revenues of $7.2 million in the second quarter of 2002 - its third full quarter of sales. Following the share purchase of DEP, Elron holds directly and indirectly 19.7% in Given Imaging.

Liquidity and Shareholders Equity

As of June 30, 2002, Elron had cash and other liquid instruments of approximately $114 million. Bank loans to wholly owned subsidiaries amounted to $67.4 million. Elron's financial position enabled Elron to continue Elron's investment activity and, in the second quarter of 2002, $11.1 million was invested by Elron in Elron's group companies to secure their cash needs for future growth.

Following the merger with Elbit and the share purchase of DEP, Elron's shareholders equity increased by $100.6 million. Shareholders' equity at June 30, 2002, was $292.1 million representing 66.2% of Elron's total assets.

" Second quarter results were affected by the completion of the merger with Elbit and the share purchase of DEP" said Doron Birger, President and CEO of Elron "The significant cost savings which we believe will be achieved by combining Elron's and Elbit's headquarters and the continued improvement in the operating results of many of our group companies will result in lower losses in the next quarters. However, our ability to show gains depends on completing successful exits which is also related to the general conditions in the high-tech environment. Following the merger with Elbit and the share purchase of DEP, our financial position strengthened and we intend to use our considerable cash resources to continue to build and support our group companies. "

Investors can access Elron's second quarter financial report and Management Report on the company's web site: www.elron.com

Conference call details:

Thursday, August 8, 2002 11:00a.m. (EST); 06:00 p.m. Israel

To take part in the conference call, please dial: **In the US: (800) 289-0437**

Other **Israel & International Participants: (913) 981-5508 Confirmation #486365**

Replay: a digital recording will be available at 02:00 p.m (EST) (the same day) until 08:00 p.m (EST) on Monday, August 12th. To access please dial:

In the US: (888) 203-1112 Israel & International: (719) 457-0820 Confirmation:#486365

***Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, Medical devices and semiconductors. For further* information, visit** *http://www.elron.com*

Contact: Tal Raz - Elron Electronic Industries Ltd. - Tel. 972-3-6075555
raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

Tables to follow

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. Dollars)

	June 30, 2002	December 31, 2001	
ASSETS			
Current Assets:	131,343	121,799	
Long-term assets:			
Investments in affiliated companies	142,099	162,260	(*)
Other investments	107,068	7,504	(*)
Long-term debentures and loans	5,526	6,689	
Deferred taxes	-	973	(*)
Severance pay fund	1,791	2,313	
Total long - term investments	256,484	179,739	
Property and equipment, net	12,292	4,971	
Other assets, net	40,921	19,801	
Total assets	441,040	326,310	
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities	93,433	30,452	
Long-term liabilities	52,744	56,105	
Minority interest	2,774	1,040	
Shareholders' equity			
Ordinary shares	9,572	9,567	
Capital surplus	267,295	165,680	(*)
Accumulated other comprehensive income	17,403	42,231	(*)
Retained earnings (accumulated defecit)	(2,181)	21,235	(*)
Total shareholders' equity	292,089	238,713	
Total liabilities and shareholders' equity	441,040	326,310	

(*) Restated

CONSOLIDATED STATEMENTS OF OPERATIONS

(US Dollars in thousands except share and per share data)

	For the six months ended June 30		For the three months ended June 30		For the year ended December 31
	2002	2001	2002	2001	2001
	(Unaudited)		(Unaudited)		(Audited)
Income					
Revenues	11,762	19,852	5,856	10,249	32,859
Net loss from equity investments	(15,273)	(8,163) (*)	(9,593)	(5,351)(*)	(27,242)(*)
Gain (loss) from disposal and changes in holdings in related companies, net	2,032	(171)	1,892	(27)	3,179
Other income (expenses), net	284	(2,725)	(204)	485	(4,885)(*
Finance income	1,524	2,720	617	926	5,215
	329	11,513	(1,432)	6,282	9,126
Costs and Expenses					
Cost of revenues	5,829	13,783	2,809	6,949	22,048
Research and development expenses	4,182	4,799	2,259	2,454	8,979
Marketing and selling expenses	5,244	5,616	2,806	2,435	10,587
General and administrative expenses	5,150	5,826	2,789	2,661	11,810
Amortization of other assets	895	1,962	460	979	3,734
Finance expenses	1,782	2,289	1,107	1,053	3,964
Restructuring charges, net	2,061	926	2,039	926	2,203
	25,143	35,201	14,269	17,457	63,325
Loss before tax benefit	(24,814)	(23,688)	(15,701)	(11,175)	(54,199)
Tax benefit	1,164	2,447	431	27	2,947
Loss after tax benefit	(23,650)	(21,241)	(15,270)	(11,148)	(51,252)
Minority interest	234	210	115	92	438
Net loss	(23,416)	(21,031)(*)	(15,155)	(11,056)(*)	(50,814)(*
Net loss per share:					
Basic per share data -					
Basic net loss per share	(1.00)	(0.99)(*)	(0.59)	(0.52)(*)	(2.40)(
Weighted average number of shares used in computing per share amounts (thousands)	23,382	21,189	25,552	21,189	21,191

(*) Restated

ELRON ELECTRONIC INDUSTRIES LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

AS OF JUNE 30, 2002

ELRON ELECTRONIC INDUSTRIES LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

AS OF JUNE 30, 2002

ELRON ELECTRONIC INDUSTRIES LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2002
(Unaudited)

CONTENTS

# # # # # #

ELRON ELECTRONIC INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

In thousands of U.S. Dollars

	June 30 2002 (Unaudited)	December 31 2001 (Audited)
ASSETS		
Current assets:		
Cash and cash equivalents	84,967	90,404
Debentures and deposits	21,127	15,465
Marketable securities	2,553	237
Trade receivables (net of allowance for doubtful accounts of $606 and $252 at June 30, 2002 and December 31, 2001, respectively)	12,659	9,627
Other receivables and prepaid expenses	8,048	4,395
Inventories and work-in-progress	1,989	1,671
Total current assets	131,343	121,799
Long-term assets:		
Investments in affiliated companies	142,099	162,260(*)
Other investments	107,068	7,504(*)
Long-term debentures and loans	5,526	6,689
Deferred taxes	-	973(*)
Severance pay fund	1,791	2,313
Total long-term assets	256,484	179,739
Property and equipment, net	12,292	4,971
Other assets (net of accumulated amortization of $8,776 and $9,834 at June 30, 2002 and December 31, 2001, respectively)	40,921	19,801
Total assets	441,040	326,310

(*) Restated – see Note 3D.

The accompanying notes to the consolidated financial statements form an integral part thereof.

ELRON ELECTRONIC INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS (Cont.)

In thousands of U.S. Dollars, except share data

	June 30 2002 (Unaudited)	December 31 2001 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term loans and current maturities of long-term loans	64,526	16,617
Trade payables	5,129	4,514
Other payables and accrued expenses	23,778	9,321
Total current liabilities	93,433	30,452
Long-term liabilities:		
Long-term loans	14,885	51,808
Retirement obligations	2,384	3,914
Deferred taxes	35,120	-(*)
Other long term liabilities	355	383
Total long-term liabilities	52,744	56,105
Minority interests	2,774	1,040
Shareholders' equity:		
Ordinary shares of NIS 0.003 par value; Authorized – 31,500,000 shares; Issued and outstanding – 29,158,358 shares (December 31, 2001 - 21,213,664 shares)	9,572	9,567
Capital surplus	267,295	165,680(*)
Accumulated other comprehensive income	17,403	42,231(*)
Retained earnings (accumulated deficit)	(2,181)	21,235(*)
Total shareholders' equity	292,089	238,713(*)
Total liabilities and shareholders' equity	441,040	326,310

(*) Restated – see Note 3D.

The accompanying notes to the consolidated financial statements form an integral part thereof.

ELRON ELECTRONIC INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands of U.S. Dollars, except share and per share data

	For the six months ended June 30		For the three months ended June 30		For the year ended December 31
	2002	2001	2002	2001	2001
	(Unaudited)		(Unaudited)		(Audited)
Income					
Revenues	11,762	19,852	5,856	10,249	32,859
Net loss from equity investments	(15,273)	(8,163) (*)	(9,593)	(5,351)(*)	(27,242)(*)
Gain (loss) from disposal and changes in holdings in related companies, net	2,032	(171)	1,892	(27)	3,179
Other income (expenses), net	284	(2,725)	(204)	485	(4,885)(*)
Finance income	1,524	2,720	617	926	5,215
	329	11,513	(1,432)	6,282	9,126
Costs and Expenses					
Cost of revenues	5,829	13,783	2,809	6,949	22,048
Research and development expenses	4,182	4,799	2,259	2,454	8,979
Marketing and selling expenses	5,244	5,616	2,806	2,435	10,587
General and administrative expenses	5,150	5,826	2,789	2,661	11,810
Amortization of other assets	895	1,962	460	979	3,734
Finance expenses	1,782	2,289	1,107	1,053	3,964
Restructuring charges, net	2,061	926	2,039	926	2,203
	25,143	35,201	14,269	17,457	63,325
Loss before tax benefit	(24,814)	(23,688)	(15,701)	(11,175)	(54,199)
Tax benefit	1,164	2,447	431	27	2,947
Loss after tax benefit	(23,650)	(21,241)	(15,270)	(11,148)	(51,252)
Minority interest	234	210	115	92	438
Net loss	(23,416)	(21,031)(*)	(15,155)	(11,056)(*)	(50,814)(*)
Net loss per share:					
Basic per share data -					
Basic net loss per share	(1.00)	(0.99)(*)	(0.59)	(0.52)(*)	(2.40)(*)
Weighted average number of shares used in computing per share amounts (thousands)	23,382	21,189	25,552	21,189	21,191
Diluted per share data -					
Diluted net loss per share	(1.00)	(0.99)(*)	(0.59)	(0.52)(*)	(2.41)(*)
Weighted average number of shares used in computing per share amounts (thousands)	23,382	21,189	25,552	21,189	21,191

(*) Restated – see Note 3D.

The accompanying notes to the consolidated financial statements form an integral part thereof.

ELRON ELECTRONIC INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

In thousands of U.S. Dollars, except share data

	Number of shares	Share capital	Capital surplus	Accumulated other comprehensive income	Retained earnings (accumulated deficit)	Total shareholders' equity	Total comprehensive income (loss)
Audited							
Balance as of January 1, 2001	21,188,664	9,567	158,898(*)	36,459	72,049(*)	276,973	
Options exercised	25,000	-	306	-	-	306	
Other comprehensive income, net of tax:							
Unrealized gains on securities	-	-	-	6,850(*)	-	6,850	6,850
Reclassification adjustment for net amounts included in net income	-	-	-	(1,056)	-	(1,056)	(1,056)
Foreign currency translation adjustment	-	-	-	(22)	-	(22)	(22)
Changes in capital surplus in affiliated companies	-	-	2,899(*)	-	-	2,899	-
Deferred gain from changes in holdings in a related company	-	-	3,583(*)	-	-	3,583	-
Amortization of deferred stock compensation	-	-	(6)	-	-	(6)	-
Net loss	-	-	-	-	(50,814)(*)	(50,814)	(50,814)
Balance as of December 31, 2001	21,213,664	9,567	165,680	42,231	21,235	238,713	(45,042)
Unaudited							
Balance as of January 1, 2002	21,213,664	9,567	165,680(*)	42,231	21,235(*)	238,713	
Option exercised	65,250	-	449	-	-	449	
Other comprehensive income, net of tax:							
Unrealized losses on securities	-	-	-	(23,444)	-	(23,444)	(23,444)
Reclassification adjustment for net amounts included in net income	-	-	-	(1,396)	-	(1,396)	(1,396)
Foreign currency translation adjustment	-	-	-	12	-	12	12
Changes in capital surplus in affiliated companies	-	-	398	-	-	398	-
Issuance of shares pursuant to the merger with Elbit	5,617,601	4	71,191	-	-	71,195	-
Issuance of shares pursuant to the purchase of DEP	2,261,843	1	29,448	-	-	29,449	-
Amortization of deferred stock compensation	-	-	129	-	-	129	-
Net loss	-	-	-	-	(23,416)	(23,416)	(23,416)
Balance as of June 30, 2002	29,158,358	9,572	267,295	17,403	(2,181)	292,089	(48,244)
Balance as of January 1, 2001	21,188,664	9,567	158,898(*)	36,459	72,049(*)	276,973	
Other comprehensive income, net of tax:							
Unrealized losses on securities	-	-	-	(7,759)	-	(7,759)	(7,759)
Reclassification adjustment for net amounts included in net income	-	-	-	(945)	-	(945)	(945)
Foreign currency translation adjustment	-	-	-	(11)	-	(11)	(11)
Changes in capital surplus in affiliated companies	-	-	(163)(*)	-	-	(163)	-
Amortization of deferred stock compensation	-	-	(92)	-	-	(92)	-
Net loss	-	-	-	-	(21,031)(*)	(21,031)	(21,031)
Balance as of June 30, 2001	21,188,664	9,567	158,643	27,744	51,018	246,972	(29,746)

(*) Restated – see Note 3D.

The accompanying notes to the consolidated financial statements form an integral part thereof.

ELRON ELECTRONIC INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (Cont.)

In thousands of U.S. Dollars, except share data

	Number of shares	Share capital	Capital surplus	Accumulated other comprehensive income	Retained earnings (accumulated deficit)	Total shareholders' equity	Total comprehensive income (loss)
Unaudited							
Balance as of April 1, 2002	21,213,664	9,567	165,747(*)	28,783(*)	12,974(*)	217,071	
Option exercised	65,250	-	449	-	-	449	-
Other comprehensive income, net of tax:							
Unrealized losses on securities	-	-	-	(11,317)	-	(11,317)	(11,317)
Reclassification adjustment for net amounts included in net income	-	-	-	(65)	-	(65)	(65)
Foreign currency translation adjustment	-	-	-	2	-	2	2
Changes in capital surplus in affiliated companies	-	-	387		-	387	-
Issuance of shares pursuant to the merger with Elbit	5,617,601	4	71,191	-	-	71,195	-
Issuance of shares pursuant to the purchase of DEP	2,261,843	1	29,448	-	-	29,449	-
Amortization of deferred stock compensation	-	-	73	-	-	73	-
Net loss	-	-	-	-	(15,155)	(15,155)	(15,155)
Balance as of June 30, 2002	29,158,358	9,572	267,295	17,403	(2,181)	292,089	(26,535)
Balance as of April 1, 2001	21,188,664	9,567	160,098(*)	25,055	62,074(*)	256,794	
Other comprehensive income, net of tax:							
Unrealized gains on securities	-	-	-	2,661	-	2,661	2,661
Foreign currency translation adjustment	-	-	-	28	-	28	28
Changes in capital surplus in affiliated companies	-	-	(1,486)(*)	-	-	(1,486)	-
Amortization of deferred stock compensation	-	-	31	-	-	31	-
Net loss	-	-	-	-	(11,056)(*)	(11,056)	(11,056)
Balance as of June 30, 2001	21,188,664	9,567	158,643	27,744	51,018	246,972	(8,367)

(*) Restated – see Note 3D.

The accompanying notes to the consolidated financial statements form an integral part thereof.

ELRON ELECTRONIC INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of U.S. Dollars

	For the six months ended June 30 2002 (Unaudited)	For the six months ended June 30 2001 (Unaudited)	For the year ended December 31 2001 (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	(23,416)	(21,031)(*)	(50,814)(*)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Income and expenses not affecting operating cash flows:			
Net loss from equity investments	15,273	8,163(*)	27,242(*)
Dividend from affiliated companies	1,312	12,462	13,805
Minority interest	(234)	(210)	(438)
Loss (gain) from disposal and changes in holdings in related companies, net	(2,032)	171	(3,179)
Gain on sale of other investments	(605)	(999)	(999)
Depreciation and amortization	1,408	3,233	6,362
Decrease in other investments and accrued interest	344	14	1,247(*)
Amortization of deferred stock compensation	(160)	(448)	29
Deferred taxes	(1,148)	(2,620)	(2,796)
Other	457	88	(568)
Changes in operating assets and liabilities-			
Decrease (increase) in trade receivables	(1,232)	(477)	2,328
Decrease (increase) in other receivables and prepaid expenses	2,326	(482)	(1,305)
Decrease in trading account securities	225	14,996	16,652
Decrease (increase) in inventories	675	35	(1,310)
Increase (decrease) in trade payables	(1,298)	64	1,436
Decrease in other payables and accrued expenses	(4,432)	(5,112)	(7,711)
Net cash provided by (used in) operating activities	(12,537)	7,847	1,117
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in affiliated companies	(11,459)	(13,176)(*)	(17,681)(*)
Merger costs	-	-	(250)
Cash and cash equivalents resulting from the merger with Elbit (Schedule A)	14,907	-	-
Cash and cash equivalents resulting from the share purchase of DEP (Schedule B)	284	-	-
Cash and Cash equivalents resulting from the purchase of Galil Medical (Schedule C)	2,270		
Other investments	(2,200)	(1,000)(*)	(1,900)(*)
Proceeds from sale of other investments	24	-	1,115
Proceeds from sale of available for sale securities	789	1,270	1,332
Proceeds from sale of Elbit Systems shares	-	-	6,655
Proceeds from sale of Given Imaging shares	2,587	-	-
Investments in held to maturity debentures and deposits	(6,406)	-	(12,213)
Proceeds from deposits and maturities of held to maturity debentures	2,147	43,813	39,357
Purchase of property and equipment	(284)	(1,071)	(1,132)
Proceeds from sale of property and equipment	63	160	311
Net proceeds from sale of activities	6,110	-	3,430
Net cash provided by investing activities	8,832	29,996	19,024
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from options exercised	449	-	306
Proceeds from options exercised in a subsidiary	2	32	71
Long-term loans received from banks	-	-	9,540
Repayment of loans from shareholder	(1,378)	-	-
Repayment of long-term loans	(193)	(308)	(630)
Increase (decrease) in short-term bank credit, net	(612)	6,671	401
Net cash provided by (used in) financing activities	(1,732)	6,395	9,688
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,437)	44,238	29,829
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	90,404	60,575	60,575
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	84,967	104,813	90,404

(*) Restated – see Note 3D.

The accompanying notes to the consolidated financial statements form an integral part thereof.

ELRON ELECTRONIC INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

In thousands of U.S. Dollars

	For the six months ended June 30		For the year ended December 31
	2002	2001(*)	2001(*)
	(Unaudited)		(Audited)
Supplemental cash flow information:			
Cash paid for:			
Income taxes	78	5,396	6,025
Interest	791	2,173	4,202

SCHEDULE A:

Cash and cash resulting from the merger with Elbit	
Assets acquired and liabilities assumed on the merger date:	
Working capital (except cash and cash equivalents)	6,970
Property and equipment	(9,225)
Investments in affiliated companies	(5,423)
Other investments	(111,482)
Other long term assets	(1,820)
Goodwill	(18,920)
Long-term liabilities	40,123
Investment at equity prior to merger	43,408
Minority interests	82
Issuance of shares	71,194
Cash and cash equivalents acquired	14,907

SCHEDULE B:

Cash and cash equivalents resulting from the share purchase of DEP	
Assets acquired and liabilities assumed at the share purchase date:	
Working capital (except cash and cash equivalents)	19,115
Property and equipment	(28)
Investments in affiliated companies	(40,493)
Other investments	(3,315)
Other assets	(5,486)
Long-term liabilities	1,451
Investment at equity prior to acquisition	385
Minority interests	(794)
Issuance of shares	29,449
Cash and cash equivalents acquired	284

(*) Restated – see note 3D.

The accompanying notes to the consolidated financial statements form an integral part thereof.

ELRON ELECTRONIC INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

In thousands of U.S. Dollars

SCHEDULE C:	For the six months ended June 30 2002 (Unaudited)
Cash and cash equivalents resulting from the purchase of Galil Medical	
Assets acquired and liabilities assumed at the purchase date:	
Working capital (except cash and cash equivalents)	(1,064)
Property and equipment	(1,449)
Goodwill	(260)
Other assets	(4,747)
Deferred taxes	1,667
Accrued severance pay, net	20
Investment at equity prior to acquisition	5,994
Minority interests	2,109
Cash and cash equivalents acquired	2,270

The accompanying notes to the consolidated financial statements form an integral part thereof.

ELRON ELECTRONIC INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In thousands of U.S. Dollars
(Unaudited)

Note 1 - GENERAL

The accompanying unaudited condensed interim consolidated financial statements have been prepared as of June 30, 2002, and for the six months and three months then ended in accordance with accounting principles generally accepted in the United States (US GAAP) relating to the preparation of financial statements for interim periods.

These financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2001 included in the Company's Annual Report on Form 20F.

Comparative data in the annual and interim financial statements for 2001 have been restated – see Note 3D.

The interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation.

Results for the three and six month periods ended June 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of these financial statements are identical to those applied in preparation of the latest annual financial statements, except as described in Note 5.

The financial statements have been prepared in US dollars, since the functional currency of the Company and its principal subsidiaries is the US dollar.

In thousands of U.S. Dollars, except share and per share data

Note 3 - MAJOR TRANSACTIONS

A. On May 15, 2002, Elron completed its merger with Elbit Ltd. ("Elbit"), in which Elron previously held 44%. As a result, each outstanding ordinary share of Elbit, other than shares held by Elron, was exchanged for 0.45 ordinary shares of Elron and, accordingly, Elron issued 5,617,601 ordinary shares. Elron also assumed options held by Elbit employees to purchase 240,525 ordinary shares of Elron with a fair value of $997.

Elbit invests in high technology companies, which are primarily engaged in the fields of e-business (electronic business) and m-commerce (mobile commerce).

The purchase price of the Elbit acquisition was approximately $73,887, which was calculated as follows:

Fair value of Elron ordinary shares issued	$ 70,220
Fair value of options assumed(*)	$ 975
Transaction and other costs	$ 2,692
Total	$ 73,887

(*) Net of intrinsic value of $23.

Ordinary shares were valued based on the average price of Elron ordinary shares during the period beginning on the day of the announcement of the exchange ratio (September 4, 2001) and ending five days thereafter. The fair value of options assumed was determined using the Black-Scholes pricing method.

The purchase price has been allocated to tangible and intangible assets acquired and liabilities assumed, based on the fair value of Elbit's assets and liabilities, based on a preliminary analysis made by an independent valuation appraisor. The excess of the purchase price over the estimated fair values of the identifiable net assets acquired was recorded as goodwill, which is not deductible for tax purposes.

In thousands of U.S. Dollars, except share and per share data

Note 3 - MAJOR TRANSACTIONS (Cont.)

A. (Cont.)

The allocation of the purchase price to assets purchased and liabilities assumed was as follows:

Current assets	$ 12,325
Long-term investments	65,586
Other long-term assets	1,061
Property and equipment, net	6,285
Goodwill	18,599
Liabilities assumed	(29,969)
Net assets acquired	$ 73,887

Net deferred tax assets relating to operating loss carryforwards have been fully offset by a valuation allowance.

The goodwill recorded reflects the anticipated synergies that will result from the combined entity, including anticipated reduction in operational and management costs, the creation of a better platform and a more simplified and efficient organizational structure and greater resources and scope of operations, which will benefit the Elron group companies.

The operating results of Elbit, as a wholly owned subsidiary, have been included in the Company's consolidated financial statements from the date of the merger (May 15, 2002). See Note 4 for pro forma information.

B. On May 6, 2002, Elron announced the closing of the purchase of shares of DEP Technology Holdings Ltd. ("DEP") in which it previously held 33%. Pursuant to the share purchase agreement signed on November 19, 2001 with Discount Investment Corporation Ltd. ("DIC"), which then held approximately 42% of Elron's shares, Elron issued 2,261,843 ordinary shares to DIC in exchange for DIC's investment (67%) in DEP, including rights to loans in the amount of approximately $3,529 provided by DIC to a subsidiary of DEP, RDC Rafael Development Corporation Ltd. ("RDC"), held 48% by DEP.

DEP invests in high technology companies, which are primarily engaged in the fields of communications, medical devices, semi conductors and software.

In thousands of U.S. Dollars, except share and per share data

Note 3 - MAJOR TRANSACTIONS (Cont.)

B. (Cont.)

The share purchase is intended to further enhance Elron's position in the high technology markets, to enable Elron to manage existing DEP investments independently and to allow Elron to pursue additional investment opportunities.

The purchase price of the DEP acquisition was $29,502, consisting of $29,449 representing the fair market value of newly issued Elron ordinary shares, which has been calculated using the average price of Elron's shares during a period of a few days before and after the announcement date of the number of shares to be issued to DIC, and $53 in transaction costs.

The purchase price has been allocated to tangible and intangible assets acquired and liabilities assumed, based on the fair value of DEP's assets and liabilities, based on a preliminary analysis made by an independent valuation appraisor.

The allocation of the purchase price was as follows:

Current assets	$ 467
Long-term investments	38,233
Property and equipment, net	19
Other assets	2,339
Liabilities assumed	(15,085)
Total	$ 25,973
Loans from DIC to a subsidiary of DEP	3,529
Net assets acquired	$ 29,502

Net deferred tax assets relating to operating loss carryforwards have been fully offset by a valuation allowance.

The amount of $38,233, allocated to long-term investments accounted for under the equity method, represents their fair value and consists of intangible net assets allocated to each equity investment and is net of any related deferred taxes. The aggregate amount allocated to identifiable intangible assets of the equity investments was $16.5 million with a weighted average amortization period of approximately 11 years. An aggregate amount of $6.5 million has been recorded as goodwill relating to the above equity investments. The goodwill is not deductible for tax purposes.

Note 3 - MAJOR TRANSACTIONS (Cont.)

B. (Cont.)

The operating results of DEP have been included in the Company's consolidated financial statements from the date of closing of the share purchase (May 6, 2002). See Note 4 for pro forma information.

C. In the second quarter of 2002, Elbit and DEP recorded a write down of certain investments. Elron's share in these write downs included in the statements of operations amounted to $2.8 million. The balance of the write down was considered in the allocation of the purchase price in the transactions referred to in 3A and 3B above.

D. Elron has direct holdings in certain companies in which RDC also holds shares. As a result of the purchase of DEP, Elron's aggregate interest in these companies has increased and enables Elron to exercise significant influence in these companies. In accordance with U.S. Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock", Elron's direct holdings in these companies, which were accounted for by Elron at cost, are accounted for retroactively under the equity method of accounting ("step-by-step acquisition"). Implementing step-by-step acquisition resulted in a restatement of Elron's financial statements for all prior periods in which Elron's investments in these companies were recorded at cost or as available for sale securities.

In thousands of U.S. Dollars, except share and per share data

Note 3 - MAJOR TRANSACTIONS (Cont.)

D. (Cont.)

Following are the effects of the restatement:

(1) Consolidated balance sheet

	December 31, 2001		
	As reported	Effect of restatement	As restated
Investments in affiliated companies	155,967	6,293	162,260
Other investments	27,484	(19,980)	7,504
Deferred tax assets (liabilities)	(3,254)	4,227	973
Capital surplus	162,109	3,571	165,680
Accumulated other comprehensive income(*)	49,745	(7,514)	42,231
Retained earnings	26,751	(5,516)	21,235
Total shareholders' equity	248,172	(9,459)	238,713

(*) Restatement of unrealized gains on securities

(2) Consolidated statements of operations

	For the three months ended June 30, 2001		
	As reported	Effect of restatement	As restated
Net loss from equity investments	(4,680)	(671)	(5,351)
Net loss	(10,385)	(671)	(11,056)
Basic and diluted net loss per share	(0.49)	(0.03)	(0.52)

In thousands of U.S. Dollars, except share and per share data

Note 3 - MAJOR TRANSACTIONS (Cont.)

D. (Cont.)

(2) Consolidated statements of operations (Cont.)

	For the six months ended June 30, 2001		
	As reported	Effect of restatement	As restated
Net loss from equity investments	(6,872)	(1,291)	(8,163)
Net loss	(19,740)	(1,291)	(21,031)
Basic and diluted net loss per share	(0.93)	(0.06)	(0.99)

	For the year ended December 31, 2001		
	As reported	Effect of restatement	As restated
Net loss from equity investments	(24,558)	(2,684)	(27,242)
Other income (expenses), net	(5,105)	220	(4,885)
Net loss	(48,350)	(2,464)	(50,814)
Basic net loss per share	(2.28)	(0.12)	(2.40)
Diluted net loss per share	(2.29)	(0.12)	(2.41)

E. On June 25, 2002, Chip Express Corporation ("Chip Express"), in which Elron had approximately a 35% interest, issued, in a private placement, approximately 21,650,700 redeemable preferred shares in consideration for $16,000. Elron purchased approximately 6,984,000 redeemable preferred shares in consideration for approximately $5,000, of which approximately $500 was paid by a conversion of convertible notes. As a result, Elron's interest in Chip Express decreased to approximately 34% with no gain or loss recognized.

In thousands of U.S. Dollars, except share and per share data

Note 3 - MAJOR TRANSACTIONS (Cont.)

F. On April 30, 2002, Elron and RDC converted notes of Galil Medical Ltd. ("Galil"), in which Elron held 3.7% and in which RDC held 32.1%, in the amount of approximately $3,160 to 2,671,385 preferred C shares. As a result, Elron's and RDC's interests in Galil increased to approximately 4.3% and 37.4%, respectively.

In May 2002, the shareholders of Galil signed an agreement to invest in Galil by way of convertible notes in an aggregate amount of up to $5,000 with an option to invest an additional amount of $2,000. The option is exercisable until September 2002 or a different date if agreed to by all the shareholders participating in this investment. Elron's and RDC's investment, as of balance sheet date, according to this agreement amounted to approximately $2,200.

On June 27, 2002, Elron purchased 10.75% of the outstanding shares of Galil from Lumenis Ltd. in consideration for $850 which has been allocated to identifiable intangible assets. Lumenis Ltd. also has the right to receive a future earn-out payment, conditioned upon the occurrence of certain events on or before May 27, 2004 in accordance with the terms of the share purchase agreement. As a result, Elron's interest in Galil increased to 15.09%.

As a result of these transactions, Elron, directly and through its subsidiary, RDC, has a controlling voting interest in Galil and, accordingly, Galil's assets and liabilities as of June 30, 2002 were consolidated with those of Elron.

G. Subsequent to balance sheet date, Elron converted notes of Mediagate N.V ("Mediagate"), in which Elron held 29%, in the amount of approximately $3,588 to 32,828,510 preferred F shares. Elron also invested approximately $2,500 in Mediagate through a rights offering. As a result of these transactions Elron's interest in Mediagate increased to 68% and accordingly the accounts of Mediagate will be consolidated with those of Elron in the third quarter of 2002.

H. In November 2001, as part of its restructuring plan, Elron TeleSoft Inc. ("ETI"), a subsidiary of Elron, signed an agreement with Elbit Systems Ltd. ("ESL"), held approximately 21% by Elron, for the sale of the net assets and activities of ETI in the government field, in consideration for approximately $5,700. The transaction was completed in 2002 and resulted in an immaterial loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. Dollars, except share and per share data
(Unaudited)

Note 4 - SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED)

The pro forma information presents the results of operations of Elron after giving effect to the merger with Elbit and the share purchase of DEP as if they had been in effect at the beginning of each of the reported periods, and includes the effect of amortization of identifiable intangible assets and the deferred stock-based compensation from these dates.

The following pro forma information is based upon the historical financial statements of Elron (after restatement, as discussed in Note 3D), Elbit and DEP and does not incorporate, nor does it assume, any benefits from cost savings or synergies of the combined companies.

The pro forma data is presented for comparative purposes only and is not necessarily indicative of the operating results that would have occurred had the merger or the share purchase been consummated at the dates indicated, nor are they necessarily indicative of future operating results or financial condition.

PRO FORMA COMBINED RESULTS OF OPERATIONS

	For the six months ended June 30		For the three months ended June 30		For the year ended December 31
	2002	2001	2002	2001	2001
Net revenues	12,250	19,941	6,190	10,338	33,859
Net loss from equity investments	(13,149)	(12,109)	(7,845)	(5,976)	(28,628)
Gain (loss) from disposal and changes in holdings in related companies, net	1,818	(167)	1,892	(23)	2,102
Other expenses, net	(407)	(6,142)	(234)	(2,485)	(19,493)
Finance income	2,732	4,116	1,173	1,195	7,888
Total income	3,244	5,639	1,176	3,049	(4,272)
Costs and expenses	42,739	43,231	22,484	21,823	91,657
Loss before tax benefit and minority interests	(39,495)	(37,592)	(21,308)	(18,774)	(95,929)
Loss from continuing operations	(36,731)	(31,404)	(19,945)	(16,957)	(80,266)
Net loss	(36,731)	(30,453)	(19,945)	(16,967)	(79,315)
Basic and diluted net loss from continuing operations per share	(1.26)	(1.08)	(0.69)	(0.58)	(2.76)
Basic and diluted net loss per share	(1.26)	(1.05)	(0.69)	(0.58)	(2.73)
Weighted average number of ordinary shares used in computation (thousands)	29,104	29,068	29,114	29,068	29,070

In thousands of U.S. Dollars, except share and per share data

Note 4 - SUPPLEMENTAL PRO FORMA INFORMATION (Cont.)

Pro forma results of operations for the six months and three months ended June 30, 2001 and for the year ended December 31, 2001, include amortization of goodwill in the amount of $1,145, $587, and $2,307 repectively. Goodwill is no longer being amortized in accordance with SFAS 142, effective as of January 1, 2002.

Note 5 - GOODWILL AND OTHER INTANGIBLE ASSETS

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142) and accordingly goodwill is no longer being amortized as of January 1, 2002. In accordance with SFAS 142, the Company has also evaluated the useful lives of its other intangible assets and has concluded that no change in the period of amortization is necessary.

The annual estimated amortization expense relating to Elron's intangibles (including intangibles allocated to investments accounted for under the equity method) other than goodwill existing at June 30, 2002 for each of the five years in the period ending December 31, 2006 is approximately as follows:

		Total amortization	(*)
2002	-	$ 5,200	$ 3,100
2003	-	$ 5,800	$ 4,000
2004	-	$ 4,600	$ 2,600
2005	-	$ 3,400	$ 1,200
2006	-	$ 2,800	$ 1,600

(*) Amortization of intangibles allocated to investments accounted for under the equity method

As of June 30, 2002, the Company has unamortized goodwill in the amount of approximately $32,173 (includes an amount of $6,562 allocated to investments accounted for under the equity method). In connection with SFAS 142's transitional goodwill impairment evaluation, the Company has estimated the fair value of each reporting unit and has determined that the carrying amount of each reporting unit does not exceed its fair value. Accordingly, the Company has concluded that as of January 1, 2002, there is no indication of impairment of goodwill.

In thousands of U.S. Dollars, except share and per share data

Note 5 - GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

The following transitional information is presented to reflect net loss and earnings per share for all prior periods adjusted to exclude amortization of goodwill:

	For the six months ended June 30		For the three months ended June 30		For the year ended December 31
	2002	2001	2002	2001	2001
	(Unaudited)		(Unaudited)		(Audited)
Reported net loss	(23,416)	(21,031)	(15,155)	(11,056)	(50,814)
Goodwill amortization	-	831	-	416	1,565
Adjusted net loss	(23,416)	(20,200)	(15,155)	(10,640)	(49,249)
Loss per share:					
Reported basic loss per share	(1.00)	(0.99)	(0.59)	(0.52)	(2.40)
Goodwill amortization	-	0.04	-	0.02	0.07
Adjusted basic loss per share	(1.00)	(0.95)	(0.59)	(0.50)	(2.33)
Reported diluted loss per share	(1.00)	(0.99)	(0.59)	(0.52)	(2.41)
Goodwill amortization	-	0.04	-	0.02	0.07
Adjusted diluted loss per share	(1.00)	(0.95)	(0.59)	(0.50)	(2.34)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. Dollars
(Unaudited)

Note 6 - BUSINESS SEGMENTS

The Company operates in three business segments: the Internet products segment, the Systems and Projects segment and a segment which includes the holdings in affiliated and other companies, engaged in various fields of advanced technology, and the corporate operations, which provide the strategic and operational support to the group companies. All of the assets and liabilities acquired in the Elbit merger, the DEP share purchase and the Galil acquisition are included in the holdings segment. Segment information is as follows:

	Internet products	Systems and Projects	Holdings (including corporate headquarters)	Adjustments	Total
For the six months ended June 30, 2002					
Total income	4,251	7,398	(11,320)	-	329
Net loss	(4,915)	(2,234)	(16,267)	-	(23,416)
Total assets	7,074	22,436	423,307	(11,777)	441,040
Goodwill	1,085	5,496	25,592	-	32,173
For the three months ended June 30, 2002					
Total income	2,380	3,363	(7,175)	-	(1,432)
Net loss	(2,229)	(1,593)	(11,333)	-	(15,155)
For the six months ended June 30, 2001					
Total income	4,741	15,111	(8,339)	-	11,513
Net loss	(5,157)	(7,286)	566	(9,154)	(21,031)
For the three months ended June 30, 2001					
Total income	2,510	7,739	(3,967)	-	6,282
Net loss	(2,154)	(3,936)	(4,966)	-	(11,056)
For the year ended December 31, 2001					
Total income	9,077	23,782	(23,733)	-	9,126
Net loss	(11,188)	(15,302)	(24,324)	-	(50,814)
Total assets	7,801	32,060	297,938	(11,489)	326,310
Goodwill	1,085	6,890	-	-	7,975

# # # # # # # #

ELRON ELECTRONIC INDUSTRIES LTD.

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

In thousands of U.S. Dollars
(Unaudited)

Details relating to the investments in the consolidated balance sheet as of June 30, 2002

	% Outstanding shares	Carrying value of the investment June 30, 2002 (*)	Market value of the publicly traded investments as of: June 30, 2002	August 6, 2002
Consolidated Companies:				
Elron Software Inc.	96%	962	-	-
Elron Telesoft Inc.	99%	3,002	-	-
Galil Medical Ltd.**	33%	5,465	-	-
Elbit Vflash Inc.	100%	477		
Israel Commerce Community Ltd. (ICC)	51%	262		
Textology Inc.	64%	-		
Dealigence Inc.	48%	-		
Affiliated Companies (equity):				
Elbit Systems Ltd. (Nasdaq: ESLT)	21%	82,857	135,717	126,374
Given Imaging Ltd. (Nasdaq: GIVN)**	20%	30,623	37,302	54,304
NetVision Ltd.	46%	1,180	-	-
MediaGate N.V.	68%	2,457	-	-
Wavion Inc.	45%	443	-	-
Kidum Elron IT (KIT) Ltd.	29%	1,689	-	-
Chip Express Corporation	34%	6,717	-	-
Pulsicom Israel Technologies Ltd.	17%	611	-	-
3DV Systems Ltd.**	24%	962	-	-
Witcom Ltd.**	20%	577	-	-
Cellenuim M.C.S. Ltd.	50%	4,486	-	-
CellAct Ltd.	45%	345	-	-
Semiconductors Engineering Laboratories Ltd. (SELA)**	24%	479	-	-
Ingeneo Ltd.	23%	400	-	-
Available for sale:				
Partner Communications Company Ltd. (Nasdaq: PTNR)	12%	92,977	92,977	102,496
Elbit Vision Systems Ltd. (Nasdaq: EVSN)	26%	688	688	530
Cisco Systems Inc. (Nasdaq: CSCO)	***	2,541	2,541	2,199
Partnership:				
Gemini Israel Fund	5%	321	-	-
InnoMed	12%	2,029	-	-
Cost:				
Oren Semiconductor Inc.	17%	6,624	-	-

(*) Includes loans and convertible notes.

(**) Includes the carrying value and the percentage holding of the investment in Elron's books and Elron's share in the carrying value and percentage holding of the investment in RDC's books.

(***) 182,000 shares.

ELRON ELECTRONIC INDUSTRIES LTD.

MANAGEMENT REPORT FOR THE SECOND QUARTER ENDING JUNE 30, 2002

MANAGEMENT REPORT FOR THE SECOND QUARTER ENDING JUNE 30, 2002

The following management report should be read in conjunction with our Interim Consolidated Financial Statements as of June 30, 2002 and Notes thereto and with our Annual Consolidated Financial Statements as of December 31, 2001 and Notes thereto. This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

GENERAL

We are a multi-national high technology operational holding company that operates through subsidiaries and affiliated companies referred to as group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israeli-related companies with technologies in the fields of advanced defense electronics, communications, semiconductors and medical imaging. In recent years, we have pursued a strategy of focusing our holdings on defense electronics; information technology software products and services; communication; medical devices and semiconductors and increasing our direct involvement in these areas. Our group companies include both publicly traded and privately held companies.

Our activities range from complete operational control over the business of our group companies to involvement in the management of our group companies in which we maintain controlling or significant holdings, and in a limited number of cases, to passive minority holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing policies, selecting and manning senior management positions, the approval of investments and budgets, financing policies and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the board of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in their operations as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, budgetary control, market analysis, risk management, identifying joint venture opportunities, introduction to potential customers and investors, business plan preparation, strategic planning and research and development guidance.

We expect to continue to build and realize value to our shareholders from our group companies and simultaneously pursue the acquisition of, or the investment in, new and existing companies. However, as we hold interests in early-stage technology companies, which invest considerable resources in research and development and in marketing and which have not reached the income-producing stage, we have experienced, and expect to continue to experience, losses in respect of these companies. Therefore our net income (or loss) in any given period is due, in the most part, to the results of operations of our group companies and dispositions and changes in our holdings of group companies.

RECENT DEVELOPMENTS

Merger with Elbit and Share Purchase of DEP

On May 15, 2002, we completed our merger with Elbit Ltd. Pursuant to the merger agreement signed on October 31, 2001, we issued to Elbit's shareholders (other than Elron) 5,617,601 ordinary shares, based on an exchange ratio of 0.45 ordinary shares of Elron for each ordinary share of Elbit and assumed options to purchase Elbit ordinary shares, which after the merger entitled the holders to purchase 240,525 ordinary shares of Elron. As a result of the merger, Elbit became a wholly owned subsidiary of Elron. The transaction was accounted for as a purchase, and accordingly, our results of operations include the revenues and expenses of Elbit subsequent to the acquisition date. The aggregate purchase price of approximately $74 million consisted of the consideration of 5,617,601 Elron ordinary shares valued at an average market price of $12.50 per ordinary share, which was based on the average closing price of

Elron's ordinary shares during the period commencing from the date of the announcement of the exchange ratio and ending five days thereafter, $1.0 million of assumed options and $2.7 million of transaction and integration costs. The purchase price has been allocated to Elbit's assets based on their estimated fair value according to a preliminary analysis made by an independent valuation appraiser. Of the total purchase price, $55 million has been allocated to Elbit's identifiable net assets and the remaining $19 million has been allocated to goodwill. The goodwill recorded reflects the anticipated synergies that will result from the combined entity, including anticipated reductions in operational and management costs, the creation of a better platform and a more simplified and efficient organizational structure and greater resources and scope of operations, which will benefit the group companies.

On May 6, 2002, we issued 2,261,843 ordinary shares to Discount Investment Corporation Ltd. ("DIC") (which held at that time 42% of the shares of Elron), pursuant to the share purchase agreement signed on November 19, 2001 with DIC in exchange for all of the shares held by DIC in DEP Technology Holdings Ltd. ("DEP"), including DIC's rights to loans provided by DIC to a subsidiary of DEP, RDC Rafael Development Corporation Ltd. ("RDC"). RDC is a joint venture, controlled and consolidated by DEP, in which DEP holds 48% of the outstanding shares. DEP is a technology holding company in which Elron previously held 33% of the outstanding share capital and in which DIC held the remaining 67% of the outstanding share capital. Following the closing of the transaction, DEP became a wholly owned subsidiary of Elron. The transaction was accounted for as a purchase and accordingly our results of operations include the revenues and expenses of DEP subsequent to the acquisition date. The aggregate purchase price of approximately $29.4 million consisted of 2,261,843 Elron's ordinary shares valued at an average market price of $13.02 per ordinary share, which was based on the average closing price of Elron's ordinary shares on a few days before and after the announcement date of the number of shares to be issued to DIC. The purchase price has been allocated to DEP's assets acquired, primarily long-term investments, in the amount of $41.0 million, loans from DIC to RDC in the amount of $3.5 million and liabilities assumed in the amount of $15.1 million. The allocation to DEP's assets, was based on preliminary analysis made by an independent valuation appraiser. Of the total purchase price allocated to DEP's assets acquired, an aggregate amount of $16.5 million was allocated to identifiable net intangible assets related to equity investments, with a weighted average amortization period of approximately 11 years and an aggregate amount of $6.5 million was allocated to each equity investment's goodwill.

In accordance with generally accepted accounting principles in the U.S., goodwill recorded in these transactions will not be amortized and will be reviewed annually (or more frequently if impairment indicators arise) for impairment.

We believe that these transactions will enable us to further enhance our position in the high technology markets, allow us to pursue additional investment opportunities, optimize our holding structure, combine resources, benefit from potential synergies and achieve management cost savings at the corporate operations.

Following the two transactions, our holdings include direct and indirect holdings through Elbit, DEP and DEP's subsidiary, RDC (collectively referred to as "group companies"). As most of Elbit, DEP and RDC group companies are technology-related companies which have not yet generated significant revenues and earnings, we expect that they will continue to recognize losses in the near future and therefore, our share in their losses will continue to constitute a significant portion of our results of operations. For more details regarding our group companies following the two transactions, please see our annual report on Form 20-F for the year ended December 31, 2001 filed with the Securities and Exchange Commission.

Investment in Galil Medical

During the second quarter of 2002 we and RDC invested in Galil Medical Ltd. ("Galil") $2.2 million and converted notes of approximately $3.2 million.

On June 27, 2002, we purchased an additional 10.75% of Galil Medical's outstanding shares from Lumenis Ltd., in consideration for $0.9 million. Lumines also received the right to receive a future earn-out payment, conditioned upon the occurrence of certain events on or before May 27, 2004.

As a result of these transactions, we hold directly 15.09% of Galil share capital and RDC holds 37.4%, therefore having directly and indirectly through RDC, a controlling voting interest in Galil and accordingly Galil's assets and liabilities are included within our consolidated balance sheet as of June 30, 2002.

Investment in Mediagate

In August 2002, we converted notes of Mediagate N.V.in the amount of approximately $3.6 million to preferred shares. Additionally, we invested, through a rights offering, an additional $2.5 million. As a result of these transactions our interest in MediaGate increased to 68% and MediaGate's results of operations will be included in our consolidated financial statements as of that date.

As a result of the transactions mentioned above, our subsidiaries include, Elron Software, Elron TeleSoft, VFlash , Textology, ICC, Dealigence, RDC and Galil Medical , each of which is, included in our consolidated financial statements as of the date of its acquisition. Our affiliates, which are accounted for under the equity method of accounting, include, Elbit Systems (Nasdaq: ESLT), Elbit (through the completion of our merger with Elbit), NetVision, MediaGate, Chip Express, DEP (through the completion of the share purchase), Wavion, KIT, Pulsicom, Given Imaging Ltd. (Nasdaq: GIVN), Galil Medical (through June 30, 2002), Witcom Ltd., 3DV Ltd., Sela, Ingenio, Cellenium and CellAct. We also own a 12% of Partner Communications Company's (Nasdaq: PTNR) outstanding share capital through Elbit.

For comparison purposes, we have provided pro forma information in accordance with SFAS 141, which gives effect to the merger with Elbit and the share purchase of DEP as if these transactions had occurred at the beginning of each reporting period presented (see Note 4 to the Interim Consolidated Financial Statements as of June 30, 2002).

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are more fully described in Note 2 to our Annual Consolidated Financial Statements. The accounting policies which are particularly important to the description of our financial position and results of operations are described in our annual report on Form 20-F for the year ended December 31, 2001 filed with the Securities and Exchange Commission. There have been no changes in our accounting polices except as described below.

As a result of the DEP share purchase, our interest in Given Imaging, Galil Medical, Witcom and 3DV Systems, in which we had direct and indirect interests through RDC, increased. This enables us to exercise significant influence over these companies. As a result, and in accordance with APB 18, our direct holdings in these companies, which were previously accounted for at cost, were accounted for retroactively under the equity method ("step by step acquisition"). In accordance with APB18, we have restated our financial statements for all prior periods in which our investments in these companies where recorded at cost. The aforementioned restatements resulted in increased net losses of approximately $2.5 million, $0.7 million and $1.3 million, for the year ended December 31, 2001 and for the three months and six months ended June 30, 2001, respectively. The effect on our results of operations for the three months ended March 31, 2002 was the increase in the net loss of approximately $0.7 million.

RESULTS OF OPERATIONS

Three and six months ended June 30, 2002 compared to three and six months ended June 30, 2001.

Our net loss for the three and six month periods ended June 30, 2002 was $15.2 million, or $0.59 per share, and $23.4 million, or $1.0 per share, respectively. Our net loss in the three and six month periods ended June 30, 2001, as restated (see "Critical Accounting Policies" above) was $11.1 million, or $0.52 per share, and $21.0 million, or $0.99 per share, respectively. Our net loss for the three and six month periods ended June 30, 2001, adjusted to exclude amortization expenses related to goodwill that is no longer being amortized commencing January 1, 2002 in accordance with SFAS 142, was $10.6 million, or $0.5 per share, and $20.2 million, or $0.95 per share, respectively.

Pro forma net loss for the three and six month periods ended June 30, 2002, which gives effect to the merger with Elbit and the share purchase of DEP as if it had occurred at the beginning of each of the reporting periods, was $19.9 million, or $0.69 per share, and $36.7 million, or $1.26 per share, respectively, compared to pro forma net loss of $17 million, or $0.58 per share, and $30.4 million, or $1.05 per share, for the same periods in 2001, respectively.

The general slowdown in spending for technology products continues to affect the results of operations of our group companies. The current economic conditions continue to limit our ability to successfully "exit" some of our group companies and to record capital gains. However, although we continue to report net losses mainly as a result of the net losses of our subsidiaries and our share in the losses of our affiliated companies, the restructuring plans and cost reductions programs taken by some of our group companies during 2001 enabled these companies to significantly reduce their losses and for some of the more mature companies, such as Elron TeleSoft and NetVision, to report positive EBITDA (earnings before interest, taxes, depreciation and amortization).

Operating results of Elron Telesoft

Elron Telesoft is focused on telecom network and service management products and solutions. Elron Telesoft's net revenues were $3.4 million and $7.4 million for the three and six month periods ended June 30, 2002, compared to $7.7 million and $15.1 million for the same periods of 2001. The decrease was as a result of the sale of non-core activities of Elron Telesoft during the second half of 2001 as part of its restructuring program to focus its operations on core areas of its business, which are development and marketing of products to the telecommunications market. Elron Telesoft's revenues resulting from products and services to the telecommunication market in the three and six month period ended June 30, 2001 were $3.9 million and $7.4 million.

Cost of revenues of Elron TeleSoft in the three and six month periods ended June 30, 2002 was $2.3 million and $5.1 million, representing a gross margin of 31% in both periods, compared to $6.7 million and $13.3 million in the same periods in 2001, representing a gross margin of 13% and 12%, respectively. The improvement in Elron Telesoft's gross margin is a result of its restructuring program, which included mainly workforce reductions, and a result of its focus on core areas of its business.

Elron Telesoft's operating loss was $1.2 million and $1.5 million for the three and six month periods ended June 30, 2002, compared to $2.8 million and $5.5 million for the same periods of 2001. However, Elron Telesoft reported its second consecutive quarter of operating breakeven and positive EBITDA from its core telecommunication business, excluding the effect of amortization of intangible assets and restructuring charges. These results reflect Elron Telesoft's successful effort to reduce its costs and restructure its operations to focus on the telecommunication market.

Operating results of Elron Software

Elron Software is focused on web access control and email content filtering for organizations. Elron Software's net revenues were $2.4 million and $4.3 million for the three and six month periods ended June 30, 2002, compared to $2.5 million and $4.7 million for the same periods of 2001, representing a decrease of 4% and 9% for the respective periods. The decrease was primarily due to the continued economic slowdown, which continues to cause customers to delay or postpone purchases of IT products. However, revenues in the second quarter of 2002 increased by $0.5 million, or 26%, from their level of $1.9 million in the first quarter of 2002, which was primarily due to the launch of Elron Software's enhanced Internet Policy Management (IPM) products at the end of the first quarter of 2002.

Cost of revenues of Elron Software were $0.2 million and $0.4 million in the three and six month periods ended June 30, 2002, compared to $0.3 million and $0.5 million for the same periods in 2001, representing a gross margin of 90% and 91% for these periods.

Elron Software's operating loss was $2.1 million and $4.7 million for the three and six month periods ended June 30, 2002, compared to $2.0 million and $4.9 million for the same periods of 2001. Excluding the effect of amortization of intangible assets, deferred compensation and restructuring charges, the operating loss of Elron Software was $1.4 million and $3.6 million for the three and six month periods ended June 30, 2002, compared to $1.7 million and $4.3 million for the same periods of 2001. The decrease in losses was a result of the cost reductions implemented by Elron Software.

Consolidated Results of Operations

Income

Net Revenues

Net revenues consisted of sales of products and services by our subsidiaries, Elron Software and Elron TeleSoft, as explained above, and Vflash and ICC, which have been consolidated subsequent to the completion of the merger with Elbit in May 2002 and contributed $0.1 million to the consolidated revenues.

Our share in net losses of affiliated companies

Our share in net losses of affiliated companies resulted from our holdings in investments that are accounted for under the equity method. Our share in net losses of affiliated companies was $9.6 million and $15.3 million for the three and six month periods ended June 30, 2002, compared to a restated net loss of $5.4 million and $8.2 million for the same periods of 2001. The increase in our share in net losses of our affiliated companies resulted mainly from the increase in our indirect share in the losses of Elbit's and DEP's group companies, as a result of the merger and the share purchase, as most of their group companies are early-stage companies which have not yet generated significant revenues and therefore have incurred significant losses. In addition, we recorded a loss of approximately $3.7 million primarily as a result of Elbit and DEP adjusting down certain investments, mainly with regard to investments in Vflash, Textology and ICC.

Highlights of the Results of Operations of Our Major Affiliates:

Elbit Systems Ltd. (a 21% holding)

Elbit Systems develops, manufactures and integrates advanced, high-performance defense electronic systems.

Elbit Systems' revenues increased from $170.0 million and $351.8 million in the three and six month periods ended June 30, 2001, to $193.2 million and $379.0 million in the same periods in 2002. As of June 30, 2002, Elbit Systems' backlog of orders was $1,650 million, of which approximately 66% was scheduled to be performed in the two following quarters of 2002 and in 2003 compared to backlog of orders of $1,566 million on December 31, 2001.

Elbit Systems' operating income in the three and six month periods ended June 30, 2002 was $4.9 million and $19.6 million (2.6% and 5.2% of revenues) compared to $14.3 million and $30.2 million in the same periods in 2001 (8.4% and 8.6% of revenues). The decrease in operating income resulted primarily from a one-time charge of approximately $9.8 million (before tax) in connection with El-

Op's (Elbit Systems' wholly-owned subsidiary) agreement to repay the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade ("OCS") an agreed amount of $10.6 million in exchange for a release by the OCS from all obligations to pay royalties in the future.

Elbit Systems' net income in the three and six month periods ended June 30, 2002 was $4.8 million and $16.5 million (2.5% and 4.4% of revenues) compared to $11.2 million and $21.8 million (6.6% and 6.2% of revenues) in the same periods in 2001. The decrease resulted primarily from the one time charge of $9.8 million described above.

NetVision (a 46% holding)

NetVision, an Internet service and solutions providers in Israel, recorded revenues in the three and six month periods ended June 30, 2002 of $14.4 million and $28.8 million compared to $14.4 million and $29.7 million in the same periods in 2001. Operating expenses decreased by $3.2 million and $6.7 million, or 19% and 20%, from $16.3 million and $33.1 million in the three and six month periods ended June 30, 2001, to $13.1 million and $26.4 million in the same periods of 2002, due to cost reduction programs implemented by NetVision. As a result, NetVision's operating income in the three and six month periods ended June 30, 2002 was $1.3 million and $2.3 million compared to an operating loss of $1.8 million and $3.4 million in the same periods in 2001. Netvision's net income was $1.4 million and $3.1 million in the three and six month periods ended June 30, 2002 compared to a net loss of $2.7 million and $4.0 million in the same periods in 2001.

Chip Express (a 35% holding)

Chip Express, a manufacturer of late stage programmable gate array ASICs (Application Specific Integrated Circuits), continues to be affected in 2002 by the slowdown in the semiconductor industry and its revenues decreased by $2.8 million and $8.0 million, or 42% and 45%, from $6.8 million and $17.9 million in the three and six month periods ended June 30, 2001, to $4.0 million and $9.9 million in the same periods in 2002. However, the effect of the decline in revenues on Chip Express' net loss was less significant as a result of the implementation of its cost reduction programs during 2001, which resulted in a 20% and 37% decrease in Chip Express' operating expenses in the three and six month periods ended June 30, 2002 to $5.7 million and $11.2 million compared to $7.1 million and $18.5 million in the same periods in 2001. Chip Express' net losses in the three and six month periods ended June 30, 2002 amounted to $1.7 million and $1.8 million compared to $1.1 million and $0.1 million in the same periods in 2001. It is anticipated that Chip Express' revenues will continue to be affected by the slowdown in the semiconductor industry.

During the second quarter of 2002, Chip express raised $16 million, of which we invested $5 million. Consequently, our ownership percentage in Chip Express decreased from 35% to 33.5%. The amount raised is expected to be used for research and development to expand global marketing activities and to increase Chip Express sales efforts, primarily in Asia. As a result, Chip Express losses are expected to increase in the following quarters.

MediaGate (a 29% holding)

MediaGate, which develops and markets carrier-class universal communications server, continues to be affected by the slowdown in the communications and universal messaging markets. MediaGate's revenues were $0.4 million and $0.5 million in the three and six month periods ended June 30, 2002 compared to no revenues in the same periods in 2001. Due to cost reductions programs implemented by MediaGate, operating expenses decreased by $1.0 million and $2.3 million, or 45% and 47%, from $2.1 million and $4.9 million in the three and six month periods ended June 30, 2001, to $1.2 million and $2.6 million in the same periods in 2002. Its net losses decreased to $0.8 million and $2.2 million in the three and six month periods ended June 30, 2002 from $2.2 million and $5.0 million in the same periods in 2001. MediaGate's future revenues are dependent upon the development of the unified messaging market.

Pulsicom (a 17% holding)

Pulsicom commenced its operations in 2001 and develops high accuracy real time location and tracking systems. In the three and six month periods ended June 30, 2002, its net losses amounted to $0.2 million and $0.4 million, consisting mainly of research and development costs. Pulsicom is an early stage company and it is difficult to predict when it will be able to start marketing and selling its product.

Cellenium (a 50% holding through Elbit)

Cellenium is engaged in the development of technology for the transfer of short messages over communications network, particularly the various type of cellular networks. Cellenium's net revenues in the three and six month periods ended June 30, 2002 were $0.2 million and $0.6 million compared to $0.1 million for the same periods in 2001. Cellenium's net losses in the three and six month periods ended June 30, 2002 were $1.3 million and $2.3 million compared to $1.4 million and $2.8 million for the same periods in 2001. Cellenium's future revenues are largely dependent on the development of the mobile commerce market and the penetration of new value-added services and applications.

Wavion (a 48% holding)

Wavion, a developer of broadband wireless access systems, recorded a net loss in the three and six month periods ended June 30, 2002 of $0.4 million and $0.8 million compared to $1.1 million and $2.2 million for the same periods in 2001. In light of the downturn in the broadband wireless commercial market which has delayed the release of Wavion's products, Wavion began at the beginning of 2002, to sell development services for communication systems, recording $0.2 million and $0.4 million revenues in the three and six month periods ended June 30, 2002, and reduced its research and development expenses as part of a cost reduction program . It is difficult to predict when Wavion will be able to market its product successfully.

KIT (a 28% holding)

KIT's revenues increased by $0.6 million and $1.0 million from $0.3 million and $0.4 million in the three and six month periods ended June 30, 2001 to $0.9 million and $1.5 million in the same periods in 2002. KIT is an online academic program company. KIT's net loss in the three and six month periods ended June 30, 2002 was $1.7 million and $2.4 million compared to $0.7 million and $1.4 million in the same periods in 2001. The increase in KIT's net loss resulted primarily from higher sales and marketing expenses in order to attract new students.

Given Imaging (a 20% holding directly and indirectly through RDC)

Given Imaging (Nasdaq: GIVN), a medical device company using a disposable miniature video camera in a capsule to examine the gastrointestinal tract, recorded revenues of $7.2 million and $12.4 million for the three and six month periods ended June 30, 2002 and a gross profit of 54.4% and 53% of revenues, respectively. The second quarter of 2002 represents the third full quarter of sales for Given Imaging following FDA clearance of its product in August 2001 and the third consecutive quarter of increased revenues. Given Imaging's net loss in the three and six month periods ended June 30, 2002 was $4.9 million and $10.7 million compared to $4.7 million and $7.4 million in the same periods of 2001. The increase in Given Imaging's net losses was due to an increase in its operating expenses, mainly marketing expenses resulting from its marketing efforts to launch its product. The increase in operating expenses was offset by revenues recorded by Given Imaging.

Galil Medical (a 34% holding directly and indirectly through RDC)

Galil Medical, a medical device company for performing minimal invasive cryotherapy, recorded revenues of $1.0 million and $2.0 million for the three and six month periods ended June 30, 2002 compared to $0.7 million and $1.2 million in the same period of last year. Net loss for the three and six month periods ended June 30, 2002 was $2.2 million and $4.4 million compared to $2.0 million and $3.8 million in the same periods of 2001. The increase in net loss resulted primarily from higher operating expenses, including sales and marketing expenses, which were partially offset by an increase in revenues.

Witcom (a 20% holding directly and indirectly through RDC)

Witcom, a company operating in the field of radio-based point-to-point digital networking solutions, recorded revenues of $1.5 million and $2.8 million for the three and six month periods ended June 30, 2002 compared to $1.3 million and $1.9 million in the same period of 2001. Witcom's net loss in the three and six month periods ended June 30, 2002 was $2.1 million and $3.6 million compared to $1.7 million and $3.7 million in the same period in 2001. Witcom's revenues in the future will be affected by the slowdown in the telecommunications industry.

3DV (a 24% holding directly and indirectly through RDC)

3DV, a developer of products in the field of 3-D cameras, recorded net losses of $1.2 million and $2.6 million for the three and six month periods ended June 30, 2002 compared to $2.2 million and $4.2 million in the same period in 2001. The decrease in 3DV's net losses was the result of restructuring and cost reduction programs. It is difficult to predict when 3DV will be able to start marketing and selling its product.

We expect that our group companies will continue to recognize losses in the following quarters and therefore will negatively affect our net results of operations.

In addition to companies accounted under the equity method, we have several significant investments in companies which we account for on a cost basis or as available-for-sale and whose results do not affect our results of operations. These significant investments mainly include our holding in Partner through Elbit, which is accounted for as available-for-sale securities, and Oren Semiconductor, which is presented at cost.

Partner (a 12% holding through Elbit)

At June 30, 2002, our investment in Partner amounted to $93.0 million. Partner is a Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. In the second quarter of 2002, Partner reached a significant milestone and reported for the first time, quarterly net income. The following are highlights of the results of operations of Partner for the second quarter of 2002:

Partner's revenues for the second quarter of 2002, driven primarily by subscriber growth, higher usage, and increased data and content revenues, increased by 24% to $207.9 million from $167.1 million in the second quarter of 2001 and by 7% from the first quarter of 2002. Partner's subscriber base at the end of the second quarter of 2002 was 1,703,000 compared to 1,147,000 at the end of the second quarter of 2001.

Partner's operating profit for the second quarter of 2002 increased to $28.9 million from $9.3 million in the second quarter of 2001, an increase of 210%. Operating income in the second quarter, as a percentage of revenues, reached 14% versus 6% in the second quarter of 2001 and 11% in the first quarter of 2002.

Partner's net income for the second quarter of 2002 was $5.3 million compared to a loss of $9.4 million for the second quarter of 2001.

Oren Semiconductor (a 17% holding)

During the first half of 2002, we invested $1.1 million in Oren by way of bridge loans, bringing the book value of our holding in Oren on June 30, 2002 to $6.6 million compared to $5.5 million on December 31, 2001. Oren is a developer of integrated circuits for digital broadcasting.

In the three and six month periods ended June 30, 2002, Oren's revenues were $0.7 million and $1.0 million compared to $0.6 million and $1.3 million in the same periods in 2001. Operating expenses in the three and six month periods ended June 30, 2002 decreased to $1.9 million and $3.8 million from $2.5 million and $5.6 million in the same periods in 2001, mainly due to the decrease in research and development costs as a result of cost reduction programs. Oren's net loss in the three and six month periods ended June 30, 2002 was $1.7 million and $3.3 million compared to $1.9 million and $4.3 million in the same periods in 2001.

Gains from Sale of Shares and Changes in Holdings in Related Companies

Our gains from the sale of shares and changes in our holdings in related companies in the three and six month periods ended June 30, 2002 was $1.9 million and $2.0 million compared to insignificant losses in the same periods in 2001. The gain in the second quarter of 2002 resulted primarily from the sale of approximately 200,000 shares of Given Imaging held by RDC. As a result, our direct and indirect share in Given Imaging decrease from 20.1% to 19.7%.

Other Income (loss), net

Other income (loss), net, in the three and six month periods ended June 30, 2002 amounted to a loss of $0.2 million and a gain of $0.3, respectively, compared to a gain of $0.5 million and a loss of $2.7 million for the same periods in 2001. The $0.2 million loss in the second quarter of 2002 resulted from the write-down of investments, which was offset in the six month period of 2002 by a $0.6 million gain from the sale of shares of NetManage (Nasdaq: NETM). The loss in the first half of 2001 resulted primarily from a $4.3 million decrease in the market value of BroadBase Software's shares held by us at that time, which was partially offset by a $1.0 million gain from the sale of the remaining shares of Zoran Corporation during the first quarter of 2001.

Finance Income

Finance income decreased by $0.3 million and $1.2 million, or 33% and 44%, to approximately $0.6 million and $1.5 million in the three and six month periods ended June 30, 2002 from $0.9 million and $2.7 million in the same periods in 2001, due to the decrease in interest rates and the decrease in our cash resources which were used for investment purposes.

Expenses

Cost of revenues

Cost of revenues consisted primarily of expenses related to salaries and hardware associated with delivering Elron Software's and Elron TeleSoft's products and services as well as those of Vflash, Textology and ICC, which have been consolidated as a result of the merger with Elbit. Cost of revenues decreased by $4.1 million and $8.0 million, or 60% and 58%, to $2.8 million and $5.8 million in the three and six month periods ended June 30, 2002 from $6.9 million and $13.8 million for the same periods of 2001, mainly as a result of a decrease in revenues resulting from the sale of non-core activities by Elron Telesoft in order to focus on the telecommunication markets (see "Operating Results of Elron Telesoft") as well as the restructuring programs implemented by our subsidiaries in order to increase efficiency.

Research and development

Research and development expenses consisted primarily of salaries and related costs to develop and enhance Elron Software's and Elron TeleSoft's products and services and those of Vflash, Textology and ICC which have been consolidated as a result of the merger with Elbit.

Consolidated research and development expenses decreased by $0.2 million and $0.6 million, or 8% and 13%, to $2.3 million and $4.2 million in the three and six month periods ended June 30, 2002 from $2.5

million and $4.8 million in the same periods in 2001, primarily as a response to the slowdown in spending for IT products.

Sales and Marketing

Sales and marketing expenses consisted primarily of salaries and related costs, pre-sale efforts including, advertising and trade show expenses, technical support and travel costs to promote the sale of Elron Software's and Elron TeleSoft's products and services and to strengthen their brand names and those of Vflash, Textology and ICC.

Consolidated sales and marketing expenses increased by $0.4 million, or 15%, to $2.8 million in the second quarter of 2002 from $2.4 in the same period of 2001. The increase resulted mainly from the inclusion of the sales and marketing expenses of Vflash, Textology and ICC which were consolidated for the first time in the second quarter of 2002. Consolidated sales and marketing expenses decreased by $0.4 million, or 7%, to $5.2 million in the first half of 2002 from $5.6 million in the same period of 2001. The decrease is attributed to Elron Telesoft.

General and Administrative

General and administrative expenses include our management and headquarter costs, the expenses of our subsidiaries, Elron Software and Elron TeleSoft's and, since the completion of the merger and the DEP share purchase, the expenses of Vflash, Textology, ICC and RDC. These costs consisted primarily of salaries and related costs, facilities costs, and insurance, legal, accounting and consulting expenses.

Consolidated general and administrative expenses increased by $0.1 million from $2.7 million in the second quarter of 2001 to $2.8 million in the second quarter of 2002. Consolidated general and administrative expenses in first half of 2002 decreased by $0.7, or 11%, to $5.2 million from approximately $5.9 million in the same periods in 2001.

Our subsidiaries' general and administrative expenses decreased by $0.2 million and $0.4 million, or 14% and 12%, to $1.2 million and $2.8 million in the three and six month periods ended June 30, 2002 from approximately $1.4 million and $3.2 million in the same periods in 2001. The decrease is primarily due to the implementation of restructuring programs by Elron Software and Elron TeleSoft during 2001. The restructuring programs included workforce and cost reduction programs, including reductions in facilities related expenses, communication, maintenance and travel expenses.

Our management and headquarter costs increased by $0.4 million and $0.2 million, or 30% and 10%, to $1.6 million and $2.8 million in the three and six month periods ended June 30, 2002 from approximately $1.2 million and $2.6 million in the same periods in 2001. Since the merger with Elbit, management and headquarter cost reflect the costs of the combined management. We expect that the potential cost savings as a result of the merger commencing in the third quarter of 2002, will be approximately $4 million per year.

Finance Expenses

Consolidated finance expenses increased by $0.1 million, or 10%, to $1.1 million in the second quarter of 2002 compared to $1.0 in the second quarter of 2001. Consolidated finance expenses decreased by $0.5 million, or 22%, to $1.8 million, compared to $2.3 million in the first half of 2001. The majority of the finance expenses are attributable to Elron Telesoft. The decrease in finance expenses, despite an increase in loans, is primarily due to the decrease in interest rates.

Amortization of Other Assets

Amortization of other assets was approximately $0.5 million and $0.9 million in the three and six month periods ended June 30, 2002 compared to $1.0 million and $2.0 million in the same periods in 2001. The decrease in 2002 is mainly due to the implementation of SFAS 142 in January 2002, as a result of which we no longer amortize goodwill. Amortization of goodwill in the three and six month periods ended June 30, 2001 was $0.4 million and $0.8 million.

The $16.5 million of identifiable intangible assets that have been allocated to DEP's equity investments, (including investments through RDC) will be amortized over a weighted average period of approximately 11 years, according to the economic benefit of the underlying assets. The amortization is included in our share of the net losses of each equity investment except for Galil Medical, which will be consolidated in future periods.

Restructuring Charges

In response to the economic conditions, and, in particular, the slowdown in IT spending, Elron Software and Elron TeleSoft underwent restructuring programs in 2001 in order to focus their operations on core areas of their business, and to reduce expenses and improve efficiency. These restructuring programs mainly include workforce reductions and facilities related expenses. Due to the continuation of the slowdown in IT spending in 2002, the companies implemented additional restructuring programs in 2002 which included mainly workforce reductions in order to further adjust their operations to the current economic conditions.

As part of Elron Telesoft's restructuring program in 2001, Elron TeleSoft completed in the first quarter of 2002, the sale of its non-core activity in the government field to Elbit Systems for $5.7 million. Elron Telesoft's restructuring charges in the first half of 2002 amounted to $0.7 million, of which $0.5 million was due to workforce reductions as well as the consolidation of excess facilities that involved write-off of leasehold improvements in the vacated facilities.

Elron Software recorded $0.3 million of restructuring charges in the second quarter of 2002 primarily due to an additional workforce reduction in its research and development division.

Vflash is also undergoing a restructuring program in response to a slowdown in Internet and cellular value added services. In connection with this restructuring, Vflash recorded in the second quarter of 2002, $0.6 million of restructuring charges.

Upon the completion of the merger with Elbit, we recorded $0.4 million of restructuring charges, primarily due to costs incurred in connection with merging Elbit into Elron. .

As a result of the above, consolidated restructuring charges in the three and six month periods ended June 30, 2002 amounted to $2.1 million and $2.2 million. Consolidated restructuring charges in the second quarter of 2001 and in the first half of 2002 amounted to $0.9 million.

All termination and exit costs were paid as of June 30, 2002, except $1.0 million. The remaining accrued restructuring liability as of June 30, 2002 is $1.2 million and is primarily related to lease obligations.

Further restructuring program in our group companies may be needed in the future depending upon market conditions, their future results of operations and the demand for their products.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures, deposits and marketable securities at June 30, 2002 were $114.0 million (of which $108.6 million are held by Elron), compared with $112.8 million at December 31, 2001 (of which $111.5 million was held by Elron). At June 30, 2002, cash, debentures, deposits and marketable securities held by Elron includes those of Elbit following the completion of the merger in May 2002.

Main cash and other liquid instruments resources in the first half of 2002 were proceeds from the sale of marketable securities of NetManage, ArelNet and Kana of $0.8 million, a $1.3 million dividend received from Elbit Systems, and net proceeds received from the sale of certain non-core activities of Elron TeleSoft in the amount of $6.1 million. In addition, our cash and other liquid instruments increased by approximately $21.0 million, mainly as a result of the merger with Elbit, which was consolidated within our financial report for the first time in the first half of 2002.

Main cash and other liquid instruments applications in the first half of 2002 were investments in our existing group companies to secure their cash needs for future growth of $11.1 million, net cash used in operating activities (including interest) by our subsidiaries of approximately $8.0 million, $2.1 million headquarter costs, net, $5.8 million of merger expenses, the net decrease in Elron Software's and Elron TeleSoft's loans of $0.9 million and the purchase of fixed assets of $0.3 million.

Working capital on June 30, 2002 was $37.9 million compared to $91.3 million at December 31, 2001. The decrease was primarily due to classification as short-term loans of $36.6 million of previously classified long-term loan.

At June 30, 2002, Elron Software and Elron Telesoft had bank credits and bank loans of $67.4 million, most of which were secured or guaranteed by us to the lending banks.

We believe that our existing capital will be sufficient to fund our and our subsidiaries' operations and our investment activities in existing and new companies for the next twelve months.

Shareholders' equity at June 30, 2002, was approximately $292.1 million representing about 66% of our total assets compared with $238.7 million representing 73% of our total assets at December 31, 2001. The increase in shareholders' equity during the first half 2002 was a result of the share issuance pursuant to the merger agreement and the DEP share purchase agreement.

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